FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results

2.	Nomura Declares Half Year Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 2, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports Second Quarter Financial Results

•	Three segment pretax income of Y31.2bn, up 69% QoQ, on improvement in Investment Management investment gain/loss

•	Retail recurring revenue higher QoQ, although flow revenues slowed as investors remained on sidelines; Recurring revenue cost coverage ratio at 51% on successful cost controls

•	Strong QoQ rebound in Investment Management performance driven by inflows into investment trust and investment advisory businesses; Alternative AuM topped Y1.2trn

•	Wholesale performance stronger QoQ, underpinned by robust Fixed Income performance driven by Macro Products and higher Investment Banking revenues

•	First-half ROE of 1.2% and dividend of 5 yen per share

Tokyo, November 2, 2022—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2023.

Net revenue in the second quarter was 318.0 billion yen (US$2.2 billion)1, up 6 percent quarter on quarter and down 0.3 percent year on year. Income before income taxes jumped 2.7 times from last quarter and increased 70 percent compared to the second quarter last year to 31.5 billion yen (US$218 million). Net income attributable to Nomura Holdings shareholders was 16.8 billion yen (US$116 million), up 9.9 times quarter on quarter and 5.2 times year on year.

For the six months to September, Nomura reported net revenue of 617.0 billion yen (US$4.3 billion), down 8 percent from the same period last year. Income before income taxes decreased 55 percent to 43.2 billion yen (US$299 million), and net income attributable to Nomura Holdings shareholders was 18.5 billion yen (US$128 million), down 64 percent.

“First-half pretax income from our three core businesses was 49.7 billion yen,” said Kentaro Okuda, Nomura President and Group CEO.

“Our Wholesale business reported higher revenues from the previous year. In Global Markets, Fixed Income delivered stronger revenues amid market volatility. In Investment Banking, revenues from our Advisory business grew from the previous year on the back of multiple cross-border mandates and sustainability-related deals, offsetting a slowdown primarily in our ECM business.

“Investment Management booked solid business revenue mainly underpinned by continued inflows into the investment trust business. Strategic business initiatives in our private business showed continued momentum, helping lift alternative assets under management to over 1.2 trillion yen.

“In Retail, while flow revenues slowed as investors stayed in wait and see mode, recurring revenue continued to grow. Our recurring revenue cost coverage ratio reached a record 51 percent, reflecting successful efforts to control costs.

“Amid the ongoing market uncertainty, we remain committed to meeting the diversified needs of our clients and delivering sustainable growth.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 144.71 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2022. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2022/23 Q2	QoQ	YoY
Net revenue	72.5	2%	-15%
Income (loss) before income taxes	5.5	12%	-68%

Retail reported net revenue of 72.5 billion yen, increasing 2 percent quarter on quarter and down 15 percent from the same period last year. Income before income taxes was 5.5 billion yen, up 12 percent quarter on quarter and down 68 percent year on year.

Retail recurring revenue remained resilient as efforts to grow client assets gained traction, offsetting a slowdown in flow revenue as investors stayed on the sidelines amid ongoing market uncertainty. Reflecting successful efforts to control costs, recurring revenue cost coverage ratio increased to 51 percent.

Investment Management

(billions of yen)	FY2022/23 Q2	QoQ	YoY
Net revenue	26.2	3.5x	-24%
Income (loss) before income taxes	5.6	—	-63%

Investment Management net revenue was 26.2 billion yen, 3.5 times higher quarter on quarter but down 24 percent year on year. Income before income taxes was 5.6 billion yen, down 63 percent from the previous year.

While Investment Management investment gain/loss was negatively impacted in the first half, business revenue increased from the previous year.

In the second quarter, asset management fees remained roughly the same quarter on quarter, driven by inflows into both the investment trust and investment advisory businesses. Alternative assets under management exceeded 1.2 trillion yen. Second quarter investment gain/loss improved, contributing to a marked quarter on quarter rebound in division net revenue and income before income taxes.

2

Wholesale

(billions of yen)	FY2022/23 Q2	QoQ	YoY
Net revenue	205.5	3%	19%
Income (loss) before income taxes	20.2	-20%	-19%

Wholesale booked net revenue of 205.5 billion yen, higher by 3 percent quarter on quarter and 19 percent year on year. Income before income taxes was 20.2 billion yen, decreasing 20 percent from last quarter and 19 percent from the previous year.

In the first half, Fixed Income delivered a strong performance mainly driven by Macro Products (Rates, FX/EM), while the loss booked last year in relation to transactions with a US client was no longer present.

In the second quarter, growth in Fixed Income and Investment Banking revenues, combined with tailwinds from yen depreciation, contributed to stronger Wholesale revenues compared to the prior quarter.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2022 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Nomura Declares Half Year Dividend

Tokyo, November 2, 2022—Nomura Holdings, Inc. today announced that it has declared a dividend of 5 yen per share to shareholders of record as of the end of September 2022. The dividend will be paid on December 1, 2022.

Cash Dividends

	FY2022/23 Q2	Recent dividend forecast	FY2021/22 Q2
Record date	September 30, 2022	—	September 30, 2021
Dividend per share	Y5.0	—	Y8.0
Total dividends	Y15,008 million	—	Y24,761 million
Payment date	December 1, 2022	—	December 1, 2021
Source of dividends	Retained earnings	—	Retained earnings

Recent Dividends

	Q2	Q4	Annual dividend
FY2020/21	Y20.0	Y15.0	Y35.0
FY2021/22	Y8.0	Y14.0	Y22.0
FY2022/23	Y5.0	TBD	TBD

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.